SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-4/A
                               (Amendment No. 2)

                          ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)

                             THE MORGAN GROUP, INC.
                                (NAME OF ISSUER)

                             THE MORGAN GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)


 CLASS A COMMON STOCK, $0.15 PAR VALUE                 617358 10 6
    (TITLE OF CLASS OF SECURITIES)              (CUSIP NUMBER OF CLASS OF
                                                       SECURITIES)

                   DENNIS R. DUERKSEN, CHIEF FINANCIAL OFFICER
                             THE MORGAN GROUP, INC.
                              2746 OLD U.S. 20 WEST
                           ELKHART, INDIANA 46514-1168
                                 (219) 295-2000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

                                    Copy to:

                                ERIC R. MOY, ESQ.
                               BARNES & THORNBURG
                            11 SOUTH MERIDIAN STREET
                           INDIANAPOLIS, INDIANA 46204
                                 (317) 236-1313

                                February 22, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                   AMOUNT OF FILING FEE

          $1,000,000                           $200.00 [1/50 X 1%]

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 100,000 shares at the maximum tender offer price per share of $10.00.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $200.00
Form or Registration No.:  Schedule 13E-4
Filing Party:  The Morgan Group, Inc.
Date Filed:  February 22, 1999

         This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") filed February 22, 1999 relating to the tender offer by The Morgan Group, Inc., a Delaware corporation (the "Company"), to purchase up to 100,000 shares of its Class A common stock, $.015 par value per share (the "Shares") at prices, net to the seller in cash, not greater than $10.00 nor less than $8.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement.

ITEM 8. ADDITIONAL INFORMATION.

         The Offer expired at 12:00 Midnight, New York City time, on Friday, March 19, 1999. On March 22, 1999, the Company announced the preliminary results of the Offer. Based on a preliminary count by the Depositary, approximately 322,000 Shares were tendered and approximately 103,000 Shares have been accepted for purchase at a price of $9.00 per Share. The Company has decided to purchase approximately 3,000 additional Shares pursuant to its option to purchase up to an additional 2% of its outstanding Shares in the Offer. As a result, the Company increased the number of Shares to be purchased by approximately 3,000. The pro-ration factor is estimated to be approximately 50%, including Shares tendered pursuant to guaranteed delivery.

         The determination of the specific Shares to be purchased and the Purchase Price are subject to final confirmation and the proper delivery of all Shares tendered and not withdrawn, including Shares tendered pursuant to the guaranteed delivery procedure.

         The information set forth in the press release dated March 22, 1999, included herewith as Exhibit (a)(10), is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(10)     Form of Press Release issued by the Company, dated March 22, 1999








                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

                                             THE MORGAN GROUP, INC.

                                             By: /s/ Dennis R. Duerksen
                                                 ------------------------------
                                                 DENNIS R. DUERKSEN
                                                 Chief Financial Officer

Dated:  March 22, 1999